OSISKO DEVELOPMENT ANNOUNCES PRELIMINARY ECONOMIC ASSESSMENT FOR THE

CARIBOO GOLD PROJECT AND REFILING CERTAIN CONTINUOUS DISCLOSURE DOCUMENTS

MONTREAL, May 24, 2022 - Osisko Development Corp. ("Osisko Development" or the "Company") (TSX.V-ODV) is pleased to announce the results from its Preliminary Economic Assessment ("PEA" or the "Study") completed by BBA Engineering Ltd., consultants for the Cariboo Gold Project ("Cariboo" or the "Project") in Central British Columbia ("BC").1

The PEA provides a technical and economic update based on the updated underground Mineral Resource Estimate ("MRE") from the 2021 diamond drill campaign and current costs and economic estimates. The MRE contains 27.1 million tonnes ("Mt") at an average grade of 4.0 grams per tonne gold ("g/t Au") for a total of 3.47 million ounces ("M oz") in the Measured and Indicated Category (consisting of a Measured Resource of eight thousand ounces of gold (47,000 tonnes grading 5.1 g/t Au) and an Indicated Resource of 3.46 million ounces of gold (27 million tonnes grading 4.0 g/t Au)) and 14.4 Mt at a grade of 3.5 g/t Au for a total of 1.6 M oz in the Inferred category (Table 6). These mineral resources have informed an 8,000 tonnes per day ("tpd") scenario over a 12-year operating mine life, which highlights the potential growth of the Cariboo Gold Project. The PEA is available on the Company's website and the profile of the Company at www.sedar.com. The Company notes that mineral resources are not mineral reserves as they do not have demonstrated economic viability. The Company notes that a preliminary economic assessment is preliminary in nature, it includes inferred mineral resources that are considered too speculative geologically to have economic consideration applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized.

The PEA illustrates potential economics for a low cost, large scale, underground gold mine, with industry leading operating costs. The study outlines total gold production of 2.8 million gold ounces, resulting in an average annual gold production profile of 236,000 ounces with an All-In-Sustaining Cost ("AISC") per ounce of $1,222 (US$962) (AISC is a non-IFRS measure - please see under the heading "Non-IFRS Measures" below). The Project after-tax net present value ("NPV") (5% discount rate) is $764 million with an after-tax internal rate of return ("IRR") of 21.4% at a gold price of $2,223 (US$1,750) per ounce, and $912 million and 24.5% at a spot gold price for May 19, 2022 at $2,343 (US$1,845) per ounce.

The PEA recommends that the Company continues to work towards a feasibility study and completes the following steps:

1. Incorporate all drilling results from 2021 and 2022 currently in progress in the resources.

2. Complete the development of the ramp and extraction of the 10,000-tonne ("t") bulk sample that will help support the evaluation and testing of the proposed roadheader mining equipment and ore sorting equipment and gain experience to maximize the full potential of these technologies.

3. Integrate the information and experience gained with the bulk sample into the development strategy of the mine and the feasibility study planning.

4. Continue exploration program with drilling (infill and exploration), geological mapping, and grab sampling to test the depth extensions of known high-grade vein corridors and identify new targets.

The Company plans to proceed with a feasibility study in connection with the work plan recommended by the PEA.

The Company advises that this clarifying news release is being issued at the request of the Autorité des marchés financiers following a continuous disclosure review. Certain previous economics described in the Table 1 below in relation to the Project disclosed by the Company were not supported by a technical report prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and are superseded by the economics set out in the current NI 43-101 report and the Company cautions the reader not to rely on such previous economics. The Company is also filing a restated version of its annual managements' discussion and analysis and annual information form to, as applicable, remove the unsupported technical information and qualify other disclosure.

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1 Unless otherwise indicated, all amounts are expressedin Canadian Dollars.

The previous economics were made public by the Company in connection with the environmental assessment for the Cariboo Project. These economics were prepared in accordance with the requirements for major projects in British Columbia to be assessed for potential environmental, social, economic, health and cultural effects by the Environmental Assessment Office, as required by the Environmental Assessment Act (British Columbia) (the "Environmental Assessment Act"). The previous economics do not include numbers verified to a NI 43-101 standard, and do not include the suite of investor focused economics, including the IRR and NPV for the project. These previous economics were to engineering standards. You will find below a table showing the differences between the previous economics and the economics contained in the PEA.

Table 1: Project Economics

Information	Previous economics	PEA economics	Explanation of the differences
Production Rate (tpd)	4,750 tpd	Up to 8,000 tpd	Based on the Company's initial expectation a 4,750 tpd mine was used for the environmental assessment but in accordance with the MRE, its is expected that production could increase during the life of the mine to up to 8,000 tpd
Mine Life	16 years	12 years	Higher production rate
Initial Capital Cost and Total Capital Cost	Projected initial capital cost of $400 to $450 million and total capital cost over the life of mine estimated at just under $900 million	Projected initial capital cost of $122 million, expansion capital cost of $716 million and total capital over the life of mine estimated at $1,364 million	The differences are influenced by number of factors including: higher production rate additional resources additional environmental and engineering data inflation.

The Key Operational Findings of the PEA are:

o Phased construction approach with an initial construction enabling a 2,000-tpd mine and an expansion raising the throughput at 8,000 tpd

o Average life of mine ("LOM") annual production of 236,000 ounces per annum

o Peak production of 316,000 ounces and average of 297,000 ounces when operating at 8,000tpd

o LOM AISC per ounce of $1,222 (US$962)

o Projected to have an initial mine life of 12 years

o First gold pour targeted for Q1 2024

The Key Financial Forecast of the PEA are (at a base case gold price of US$1,750/oz):

o Initial capital requirement of $121.5 million

o Expansion capital requirement of $716.1 million

o LOM pre-tax undiscounted free cash flow of $2.0 billion (post-tax $1.3 billion)

o Annual pre-tax free cash flow averages $167 million over 12 years of commercial production

o Annual after-tax free cash flow of $112 million over 12 years of commercial production

o After-tax NPV (5%) of $764M

o After-tax IRR of 21.4%

o Payback period pre-tax of 5.8 years (post-tax 6.0 years)

Sean Roosen, Chair & Chief Executive Officer of Osisko Development, commented: "The PEA builds on previous technical work while incorporating the results of extensive drilling together with several improvements and optimizations. The capital and operating cost estimates rely on recent budgetary quotes reflecting the current cost environment and our project execution approach. The recent inflation and difficulty with the supply chain has put to the forefront the challenges the mining industry is facing. The Project provides an attractive potential gold production profile of approximately 297,000 ounces per year when operating at 8,000tpd over an 8-year period, making it one of the premier gold development projects in North America and key socio-economic contributor to the Cariboo region, particularly in Wells, Quesnel, and surrounding areas, and the Province of BC. This PEA highlights a phased approach with an initial project able to produce 75,000oz/year at low capital cost, but most importantly, providing us access to the deposits from underground to do further exploration and seek to unlock more potential value outside of the current mine design that has an average mine depth of 350 meters. We believe this is a more prudent approach in the actual economic context without compromising the full potential of the Cariboo Gold Project."

Table 2: Key Economic Outputs of the Study

Description	Units
Production Date (Operations Period)
Mine Life	year	12
Average Process Throughput	tpd	6,424
Average Process Throughput	MMt2/ year	2,346
Gold Head Grade	g/t	3.40
Contained Gold	koz[3]	3,080
Recovery	%	92.1
Total Gold Production	koz	2,837
Average Annual Gold Production	koz	236,000
Average Annual Full Years at 8,000tpd	koz	297,000
Operating Costs (Average LOM)
Mining Cost	$/t mined	52.73
Processing Cost	$/t mined	24.00
Concentrate transport	$/t mined	3.85
Tailings and Water Management	$/t mined	5.81
G&A Cost	$/t mined	7.63
Total Site Operating Costs	$/t mined	94.02
Total Site Operating Costs	US$/oz	734.85
AISC	US$/oz	961.6

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2 MMt means millions of tonnes.

3 koz means thousand ounces.

Capital Costs
Initial Capital	$ MM	121.5
Expansion Capital	$ MM	716.1
Life of Mine Sustaining Capital	$ MM	527.2
Total Capital Costs	$ MM	1,364.8[4]
Financial Evaluation
Gold Price Assumption	US$/oz	1,750
USD:CAD FX Assumption	x	1.27
After-Tax NPV (5%)	$ MM5	763.8
After-Tax IRR	%	21.4
Payback	year	5.8

Figure 1: Average Annual Production Rate and Gold Production

Table 3: Sensitivity Analysis

				Spot Au Price
		Downside Au		Case (May 19,	Upside Au
Scenario	Unit	Price Case	Base Case	2022)	Price Case
Gold Price	US$/oz	1,450	1,750	1,845	2,050
After-Tax NPV (5%)	$ MM	288.2	763.8	912.4	1,231.0
After-Tax IRR	%	11.2	21.4	24.5	31.2
LOM Free Cash Flow	$ MM	697	1,342	1,546	1,988
LOM EBITDA	$ MM	2,298	3,325	3,650	4,351
Payback	years	7.6	6.0	5.6	4.9

Table 4: Operating Cost Summary

Operating Costs	$/t Mined
Mining	52.73
Transportation	3.85
Processing (including underground crushing, ore sorting and paste backfill)	24.00
Tailings, waste & water management	5.81
General & administration	7.63
Total	94.02

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4 This amount doesn't include the Closure cost and the Salvage Value of the equipment and infrastructures

5 MM means millions.

Table 5: Project Capital Cost Summary

Total Capital
Area Description	Cost ($ MM)

Mobile Equipment	10.6
Underground Mine	507.0
Water & Waste Management	101.1
Electrical & Communication	137.5
Surface Infrastructure	117.7
Mine Surface Infrastructure	10.3
Processing - Mine Site Complex	190.6
Processing - QR Mill	57.1
Construction Indirect Costs	86.9
Owner's Costs	31.0
Contingency	98.6
Capitalized Operating Costs	16.4
Total	1,364.8
Closure Costs	18.5
Salvage Value	-61.1

PEA Overview

The Company retained BBA Engineering Ltd. as lead consultants, along with other engineering consultants, to complete the Study and prepare a technical report in accordance with NI 43-101.

The Project surface infrastructure and services are designed to support the operations at the Mine Site Complex and at the Quesnel River Mill ("QR Mill"). The Project also includes off-site infrastructure, such as a new 69 kV / 138 kV transmission line between the Barlow substation, near Quesnel, BC, and the Mine Site Complex. Warehousing for major components and consumables will be provided by third parties in Quesnel and / or Prince George.

The Project will be comprised of three different sites: the Mine Site Complex, near the District of Wells, BC, the Bonanza Ledge Site, and the QR Mill.

Underground longhole longitudinal retreat with a combination of paste fill and cemented rockfill mining methods will be used for the extraction of the economic mineable inventory, as it is the most economic, and sustainable methodology. The Project is planned in two phases, Phase 1 is at 2,000 tpd for 2.5 years, increasing during Phase II to an average production of 8,000 tpd over a 9.5-year LOM. This Report has focused on five underground zones: Shaft Zone, Valley Zone, Cow Zone, Mosquito Zone and Lowhee Zone. The mining zones are accessed via three main portals and are connected by an internal ramp system.

Property Description, Location and Access

The Project is located in the historic Wells- Barkerville mining camp of British Columbia and the Mineral Claim Block extends for 77 kilometres ("km") from northwest to southeast. The Project falls, in large portion, within the towns of Wells. Wells is situated 74 km east of Quesnel, approximately 115 km southeast of Prince George, and approximately 500 km north of Vancouver.

The Project consists of 412 mineral titles totalling 155,147.09 hectares across two contiguous property blocks known as the Cariboo Main Block and the QR Mill Property. These mineral titles include mineral claims, mineral leases, placer claims and placer leases. A net smelter return royalty of 5% payable to Osisko Gold Royalties Ltd is the only royalty that applies to the Project.

Mineral Resource Estimate

• Measured and Indicated Resource of 3.4 M oz of gold (27.1 Mt grading 4.0 g/t Au)

• Inferred Mineral Resource of 1.6 M oz of gold in the Inferred category (14.4 Mt grading 3.5 g/t Au)

• The 2022 Mineral Resource Estimate includes eight deposit areas: Mosquito, Shaft, Valley, Cow, Bonanza Ledge, BC Vein, Lowhee and KL

• The MRE is based upon over 650,000 metres ("m") of diamond drilling from Osisko Development's 2015 to 2021 drill programs and historically verified drill hole data for a total of 3,550 holes

• A total of 471 mineralized solids were used for the MRE: 109 solids for Cow, 100 for Valley, 93 for Shaft, 75 for Mosquito, 47 for Lowhee, BC Vein and five splays (a total of 6 solids), 40 for KL, and 1 solid for Bonanza Ledge

• The Approach for the reasonable prospect for an eventual economical extraction for the MRE is met using constrained, potentially mineable shapes, reflecting latest CIM Mineral Exploration Best Practice Guidelines (CIM Exploration Guidelines, November 2019)

• The MRE includes the Cow-Island-Barkerville Mountain Corridor. The Cow-Island segment covers a strike length of 3.7 km and a width of approximately 400 m, down to a vertical depth of 650 m below surface. The Barkerville segment covers a strike length of 3.0 km and a width of approximately 500 m, down to a vertical depth of 500 m below surface

• The BC Vein deposit is 1.7 km in strike length, 0.5 m to 37 m in thickness, and 400 m in depth

Table 6: Mineral Resource Estimate

Category	Deposit	Tonnes	Grade	Ounces
		‘000	(g/t Au)	‘000
Measured	Bonanza Ledge	47	5.1	8
Indicated	Bonanza Ledge	32	4.0	4
	BC Vein	1,030	3.1	103
	KL	389	3.2	40
	Lowhee	1,621	3.6	188
	Mosquito	1,795	4.3	249
	Shaft	11,139	4.3	1,531
	Valley	4,403	3.8	536
	Cow	6,645	3.8	811
Total Measured Resources		47	5.1	8
Total Indicated Mineral Resources		27,055	4.0	3,463
Inferred	BC Vein	461	3.5	53
	KL	1,905	2.8	168
	Lowhee	520	3.5	59
	Mosquito	1,262	3.6	146
	Shaft	5,730	3.9	725
	Valley	2,135	3.4	235
	Cow	2,394	3.1	236
Total Measured and Indicated Mineral Resources		27,102	4.0	3,470
Total Inferred Mineral Resources		14,407	3.5	1,621

Mineral Resource Estimate notes:

1. The independent and qualified persons for the Mineral Resource Estimates, as defined by NI 43-101, are Carl Pelletier, P.Geo., and Vincent Nadeau Benoit, P.Geo. (InnovExplo Inc.). The effective date of the 2022 Mineral Resource Estimate is May 17, 2022.

2. These mineral resources are not mineral reserves as they do not have demonstrated economic viability.

3. The Mineral Resource Estimate conforms to the 2014 CIM Definition Standards on Mineral Resources and Reserves and follows the 2019 CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines.

4. A total of 471 vein zones were modelled for the Cow Mountain (Cow and Valley), Island Mountain (Shaft and Mosquito), Barkerville Mountain (BC Vein, KL, and Lowhee) deposits and one gold zone for Bonanza Ledge. A minimum true thickness of 2.0 m was applied, using the grade of the adjacent material when assayed or a value of zero when not assayed.

5. The estimate is reported for a potential underground scenario at a cut-off grade of 2.0 g/t Au, except for Bonanza Ledge at a cut-off grade of 3.5 g/t Au. The cut-off grade for the Cow, Valley, Shaft, Mosquito, BC Vein, KL, and Lowhee deposits was calculated using a gold price of USD1,600 per ounce; a USD/CAD exchange rate of 1.30; a global mining cost of $50.41/t; a processing & transport cost of $30.41/t; and a G&A + Environmental cost of $16.18/t. The cut-off grade for the Bonanza Ledge deposit was calculated using a gold price of USD1,600 per ounce; a USD/CAD exchange rate of 1.30; a global mining cost of $79.13/t; a processing & transport cost of $60.00/t; and a G&A + Environmental cost of $51.65/t. The cut-off grades should be re-evaluated in light of future prevailing market conditions (metal prices, exchange rate, mining cost, etc.).

6. Density values for Cow, Shaft, and BC Vein were estimated using the ID2 interpolation method, with a value applied for the non-estimated blocks of 2.80 g/cm3 for Cow, 2.79 g/cm3 for Shaft, and 2.69 g/cm3 for BC Vein. Median densities were applied for Valley (2.81 g/cm3), Mosquito (2.79 g/cm3), KL (2.81 g/cm3) and Lowhee (2.75 g/cm3). A density of 3.20 g/cm3 was applied for Bonanza Ledge.

7. A four-step capping procedure was applied to composited data for Cow (3.0 m), Valley (1.5 m), Shaft (2.0 m), Mosquito (2.5 m), BC Vein (2.0 m), KL (1.75 m), and Lowhee (1.5 m). Restricted search ellipsoids ranged from 7 to 50 g/t Au at four different distances ranging from 25 m to 250 m for each deposit. High grades at Bonanza Ledge were capped at 70 g/t Au on 2.0 m composited data.

8. The mineral resources for the Cow, Valley, Shaft, Mosquito, BC Vein, KL, and Lowhee vein zones were estimated using Datamine StudioTM RM 1.9 software using hard boundaries on composited assays. The OK method was used to interpolate a sub-blocked model (parent block size = 5 m x 5 m x 5 m). Mineral resources for Bonanza Ledge were estimated using GEOVIA GEMSTM 6.7 software using hard boundaries on composited assays. The OK method was used to interpolate a block model (block size = 2 m x 2 m x 5 m).

9. Results are presented in situ. Ounce (troy) = metric tons x grade / 31.10348. Calculations used metric units (metres, tonnes, g/t). The number of tonnes was rounded to the nearest thousand. Any discrepancies in the totals are due to rounding effects. Rounding followed the recommendations as per NI 43-101.

10. Other than as set out in the PEA, the qualified persons responsible for this section of the technical report are not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant factors that could materially affect the Mineral Resource Estimate.

Environmental Assessment

An Environmental Assessment for the Project was initiated with the submission and acceptance of an initial project description in 2020, as per the Environmental Assessment Act, at a production rate of 4,750 tpd. Issuance of an Environmental Assessment Certificate ("EAC") is expected after successful review of the Application. The use of the updated resources in the PEA demonstrates the potential growth of the Project allowing for a scaled ramp up of activity to 8,000 tpd pending required permitting. Any changes to the Certified Project Description (or activities/works not authorized by the EAC), resulting from the increased production rate will first require an amendment to the Project EAC before proceeding to an updated detailed design and ensuing permit amendment applications.

Community and Indigenous Engagement

Osisko Development recognizes that early and frequent engagement is key to our business success. Through listening and open communication, we are better positioned to plan and design our projects in ways that reduce potential environmental and social impacts. The Company actively engages with Indigenous nations, the public, its employees, and local, regional, provincial, and federal governments and agencies. We understand that the level of involvement and interest differs amongst different groups, and we adjust communication strategies accordingly.

Engagement for the Project began in 2016. In October 2020, a Life of Project Agreement was signed between Osisko Development and Lhtako Dené Nation, which includes commitments for training, employment, and contracting opportunities. Agreements with Xatśūll First Nation and Williams Lake First Nation are in negotiation. In July 2021, discussions with the Wells District and Council began to initiate a Memorandum of Understanding ("MOU") between the town and Osisko Development, and a MOU was signed in March 2022.

Qualified Persons

Vincent Nadeau-Benoit, P.Geo., and Carl Pelletier, P.Geo., of InnovExplo Inc. each of whom is a "qualified person" within the meaning of NI 43-101 and considered to be "independent" of Osisko Development for purposes of Section 1.5 of NI 43-101, have reviewed and approved the contents of this news release.

Colin Hardie, P.Eng., of BBA Engineering Ltd., is a "qualified person" within the meaning of NI 43-101 and considered to be "independent" of Osisko Development for purposes of Section 1.5 of NI 43-101, has reviewed and confirmed that the news release fairly and accurately reflects the information in the technical report for which he is responsible.

Mathieu Belisle, P.Eng., of BBA Engineering Ltd., is a "qualified person" within the meaning of NI 43-101 and considered to be "independent" of Osisko Development for purposes of Section 1.5 of NI 43-101, has reviewed and confirmed that the news release fairly and accurately reflects the information in the technical report for which he is responsible.

Éric Lecomte, P. Eng., of InnovExplo Inc., is a "qualified person" within the meaning of NI 43-101 and considered to be "independent" of Osisko Development for purposes of Section 1.5 of NI 43-101, has reviewed and confirmed that the news release fairly and accurately reflects the information in the technical report for which he is responsible.

Tim Coleman, P.Eng., of SRK Consulting (Canada) Inc., is a "qualified person" within the meaning of NI 43-101 and considered to be "independent" of Osisko Development for purposes of Section 1.5 of NI 43- 101, has reviewed and confirmed that the news release fairly and accurately reflects the information in the technical report for which he is responsible.

Paul Gauthier, P. Eng., of WSP Golder, is a "qualified person" within the meaning of NI 43-101 and considered to be "independent" of Osisko Development for purposes of Section 1.5 of NI 43-101, has reviewed and confirmed that the news release fairly and accurately reflects the information in the technical report for which he is responsible.

Aytaç Göksu, P.Eng., of WSP Golder, is a "qualified person" within the meaning of NI 43-101 and considered to be "independent" of Osisko Development for purposes of Section 1.5 of NI 43-101, has reviewed and confirmed that the news release fairly and accurately reflects the information in the technical report for which he is responsible.

Thomas Rutkowski, P.Eng., of WSP Golder, is a "qualified person" within the meaning of NI 43-101 and considered to be "independent" of Osisko Development for purposes of Section 1.5 of NI 43-101, has reviewed and confirmed that the news release fairly and accurately reflects the information in the technical report for which he is responsible.

John Cunning, P.Eng., of WSP Golder, is a "qualified person" within the meaning of NI 43-101 and considered to be "independent" of Osisko Development for purposes of Section 1.5 of NI 43-101, has reviewed and confirmed that the news release fairly and accurately reflects the information in the technical report for which he is responsible.

Kristin Salzsauler, P.Geo., of WSP Golder, is a "qualified person" within the meaning of NI 43-101 and considered to be "independent" of Osisko Development for purposes of Section 1.5 of NI 43-101, has reviewed and confirmed that the news release fairly and accurately reflects the information in the technical report for which she is responsible.

Eric Poirier, P.Eng., PMP, of WSP Canada Inc., is a "qualified person" within the meaning of NI 43-101 and considered to be "independent" of Osisko Development for purposes of Section 1.5 of NI 43-101, has reviewed and confirmed that the news release fairly and accurately reflects the information in the technical report for which he is responsible.

Davide Willms, P.Eng., of Klohn Crippen Berger Ltd., is a "qualified person" within the meaning of NI 43- 101 and considered to be "independent" of Osisko Development for purposes of Section 1.5 of NI 43-101, has reviewed and confirmed that the news release fairly and accurately reflects the information in the technical report for which he is responsible.

Michelle Liew, P.Eng., of Klohn Crippen Berger Ltd., is a "qualified person" within the meaning of NI 43-101 and considered to be "independent" of Osisko Development for purposes of Section 1.5 of NI 43-101, has reviewed and confirmed that the news release fairly and accurately reflects the information in the technical report for which she is responsible.

Katherine Mueller, P.Eng., of Falkirk Environmental Consultants Ltd., is a "qualified person" within the meaning of NI 43-101 and considered to be "independent" of Osisko Development for purposes of Section

1.5 of NI 43-101, has reviewed and confirmed that the news release fairly and accurately reflects the information in the technical report for which she is responsible.

For further information regarding the Cariboo Gold Project, please see the technical report titled "Preliminary Economic Assessment for the Cariboo Gold Project, District of Wells, British Columbia, Canada", dated May 24, 2022 with an effective date of May 24, 2022 on the Company's website or under the Company's profile at www.sedar.com.

About Osisko Development Corp.

Osisko Development Corp. is uniquely positioned as a premier gold development company in North America to advance the Cariboo Gold Project and other Canadian and Mexican properties, with the objective of becoming the next mid-tier gold producer. The Cariboo Gold Project, located in central British Columbia, is Osisko Development's flagship asset. The considerable exploration potential at depth and along strike distinguishes the Cariboo Gold Project relative to other development assets. Osisko Development's project pipeline is complemented by its interest in the San Antonio gold project, located in Sonora.

For further information, please contact Osisko Development Corp.:

Jean Francois Lemonde
VP Investor Relations
jflemonde@osiskodev.com
Tel: 514-299-4926

Non-IFRS Measures

The Company used in this news release, certain non-IFRS measures including, "all-in sustaining cost" or "AISC". All-in sustaining cost per gold ounce is defined as production costs less silver sales plus general and administrative, exploration, other expenses and sustaining capital expenditures divided by gold ounces. The Company believes that such measures provide investors with an alternative view to evaluate the performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS. Therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of AISC per gold ounce to the 2021 consolidated financial statements:

 Table 7: Operating Cost Summary

Operating Costs	Units	For the year ended 2021(1)	PEA Total LOM
Mining Cost	(USD MM)	0.0	1,169.1
Transportation	(USD MM)	0.0	85.4
Processing	(USD MM)	0.0	532.1
Tailings, waste and water management	(USD MM)	0.0	128.8
General & administration	(USD MM)	0.0	169.1
Royalty & Refining Charges	(USD MM)	0.0	261.7
Sustaining Capex	(USD MM)	0.0	415.1
Closure Cost & Salvage Value	(USD MM)	0.0	-33.6
AISC Total	(USD MM)	0.0	2,727.7
Gold ounces	(koz)	0.0	2,836.6
AISC per gold ounce	(USD/ounce)	0.0	961.62

(1) The Company did not disclose AISC information in its 2021 financial filings as none of the Company's test mining operations were in commercial production.

Forward-looking Statements

Certain statements contained in this press release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. These forward‐ looking statements, by their nature, require Osisko Development to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐ looking statements. Forward‐ looking statements are not guarantees of performance. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐ looking statements. Information contained in forward‐ looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including the Company's expectations and ongoing and proposed work at the Project, operating and other cost estimates, metal price assumptions, cash flow projections, potential mineralization, ability to realize upon any mineralization in a manner that is economic, metal recoveries and grades, mine life projections, production rates, estimated AISC, NPV and IRR, potential to further enhance the economics of the Project, securing the required financing, permits and licences for operation, and any other information herein that is not a historical fact may be "forward looking information". Material assumptions also include, management's perceptions of historical trends, current conditions and expected future developments, results of further exploration work to define and expand mineral resources, as well as other considerations that are believed to be appropriate in the circumstances. Osisko Development considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko Development, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko Development and its business. Such risks and uncertainties include, among others, risks relating to capital market conditions, regulatory framework, the ability of exploration activities (including drill results) to accurately predict mineralization; errors in management's geological modelling; the ability of to complete further exploration activities, including drilling; property and stream interests in the Project; the ability of the Company to obtain required approvals; the results of exploration activities; risks relating to exploration, development and mining activities; the global economic climate; metal prices; dilution; environmental risks; and community and non-governmental actions and the responses of relevant governments to the COVID-19 outbreak and the effectiveness of such responses.

For additional information on risks, uncertainties and assumptions, please refer to the most recent Annual Information Form of Osisko Development filed on SEDAR at www.sedar.com which also provides additional general assumptions in connection with these statements. Osisko Development cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko Development believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated such the forward looking statements and such forward-looking statements included in this press release are not guarantee of future performance and should not be unduly relied upon. The forward‐looking statements set forth herein concerning Osisko Development reflect management's expectations as at the date of this news release and are subject to change after such date. Osisko Development disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.